UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   ZENO, LAWRENCE M
   17325 EUCLID AVENUE
   CLEVELAND, OH  44112
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   June 30, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common stock               |(1)   |B(1)|V|201.5061          |A  |(1)        |3353.1053(2)       |I     |(1)                        |
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Common stock               |6/9/97|M   | |3,074(3)          |A  |$17.67     |13,660             |D     |                           |
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Common stock               |6/9/97|M   | |2,872(4)          |A  |$20.17     |13,660             |D     |                           |
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Common stock               |6/9/97|S   | |1,060             |D  |$55.25     |13,660             |D     |                           |
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Common stock               |6/9/97|S   | |1,600             |D  |$55.00     |13,660             |D     |                           |
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Common stock               |8/22/9|A(5)| |5,050             |A  |(5)        |13,660             |D     |                           |
                           |6     |    | |                  |   |           |                   |      |                           |
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Common stock               |      |    | |                  |   |           |6,319              |I     |Joint w/wife               |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Option to Buy         |$37.00  |8/15/|A   | |12,000     |A  |8/15/|8/14/|Common Stock|12,000 |(6)    |12,000 (7)  |D  |            |
                      |        |96   |    | |           |   |97   |06   |            |       |       |            |   |            |
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Option to Buy         |$20.17  |6/9/9|M   | |4,500      |D  |4/22/|4/21/|Common Stock|4,500(4|(8)    |0(7)        |D  |            |
                      |        |7    |    | |           |   |94   |03   |            |)      |       |            |   |            |
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Option to Buy         |$17.67  |6/9/9|M   | |4,500      |D  |2/1/9|1/31/|Common Stock|4,500(3|(8)    |0(7)        |D  |            |
                      |        |7    |    | |           |   |2    |01   |            |)      |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) During the period January 1, 1996 through September 30, 1996, Mr. Zeno acquired shares in the Parker-Hannifin Corporation Retirement Savings
Plan, a Rule 16b-3 plan, as follows: 4.0392 shares through the reinvestment of dividends at an average cost of $40.0029 per share; and (b) 197.4669 shares through matching contributions by the Corporation at an average of $23.8117 per share.
(2) As of March 31, 1997, the latest date for which information is available.
(3) Pyramid exercise of stock options resulting in net acquisition of 3,074 shares.
(4) Pyramid exercise of stock options resulting in net acquisition of 2,872 shares.
(5) Award of restricted stock under the Company's 1993 Stock Incentive Program in a transaction exempt under Rule 16b-3.
(6) Granted under the Parker-Hannifin Corporation 1993 Stock Incentive Program, in a transaction exempt under Rule 16b-3.
(7) Mr. Zeno also owns 30,000 additional options which were granted pursuant to the Employee Stock Option Plans at various exercise prices and expiration dates, as previously reported.
(8)  Granted under the Company's Employee Stock Option
Plans.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
July 10, 1997